Filed Pursuant to Rule 433
Registration No. 333-158385
September 30, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009 and
Prospectus Supplement dated April 9, 2009)

HSBC USA Inc.
Annual Income Opportunity Securities with Auto Cap

▸ 7 year maturity

▸ Linked to a basket of 10 common stocks

▸ Repayment of principal at maturity, subject to the credit risk of HSBC USA Inc.

▸ Annual coupons based on basket performance, subject to the Auto Cap Rate of between 10.00% and 13.00% (to be determined on the Trade Date) per Reference Stock

The Annual Income Opportunity Securities with Auto Cap (the "Securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The Securities will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Securities. HSBC Securities (USA) Inc. will purchase the Securities from us for distribution to other registered broker dealers or will offer the Securities directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-23 of this free writing prospectus.

Investment in the Securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per Security/total	$1,000		

[1] HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 5.00% per $1,000 Principal Amount of Securities in connection with the distribution of the Securities, which may consist of a combination of selling concessions of up to 5.00% and referral fees of up to 1.75%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-23 of this free writing prospectus.

HSBC

HSBC USA Inc.

Annual Income Opportunity Securities with Auto Cap

Linked to a basket of 10 common stocks

THE REFERENCE STOCKS

Reference Issuer	Ticker Symbol	Industry	Market Capitalization[1] (in billions)
Barrick Gold Corporation	ABX	Gold Mining	$47.61
Altria Group, Inc.	MO	Tobacco	$54.72
AT&T Inc.	T	Telephone-Integrated	$169.90
Archer-Daniels-Midland Company	ADM	Agricultural Operations	$17.21
Amgen Inc.	AMGN	Medical-Biomedical/Gene	$52.23
General Mills, Inc.	GIS	Food-Miscellaneous/Diversified	$25.38
Amazon.com, Inc.	AMZN	E-Commerce/Products	$101.78
Mattel, Inc.	MAT	Toys	$9.17
Intel Corporation	INTC	Electronic Components-Semiconductor	$118.36
Halliburton Company	HAL	Oil-Field Services	$31.69

Past performance does not necessarily indicate future performance
[1]*Market capitalization as of September 27, 2011. Source: Bloomberg LP*

Indicative Terms*

Principal Amount	$1,000 per Security
Term	7 years
Coupon Rate	For any Coupon Payment Date, the greater of (a) the arithmetic average of the Stock Performances of all the Reference Stocks, calculated on the relevant Coupon Valuation Date and will not be greater than the Auto Cap Rate, and (b) the Minimum Coupon Rate.
Stock Performance	If the Reference Stock Return is greater than or equal to zero, the Auto Cap Rate; If the Reference Stock Return is less than or equal to zero, an amount equal to the greater of: a) the Reference Stock Return; and b) the Floor Rate.
Auto Cap Rate	Between 10.00% and 13.00%, which will be determined on the Trade Date
Floor Rate	-30.00%
Minimum Coupon Rate	1.00%
Reference Stock Return	For each Reference Stock, $\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$
Coupon Valuation Dates	See page FWP-4
Coupon Payment Dates	See page FWP-4
Pricing Date	October 24, 2011
Trade Date	October 24, 2011
Original Issue Date	October 27, 2011
Maturity Date	October 29, 2018

* As more fully described beginning on page FWP-3.

The Securities

For investors who seek full repayment of principal at maturity, subject to the credit risk of HSBC, and believe the Reference Stocks will appreciate during the term of the Securities, the Securities provide an opportunity for yearly coupon payments of not less than the Minimum Coupon Rate or greater than the Auto Cap Rate.

If any Reference Stock Return is greater than or equal to zero on any Coupon Valuation Date, the Stock Performance of such Reference Stock will equal the Auto Cap Rate. Should a Reference Stock Return be less than zero on any Coupon Valuation Date, the Stock Performance of such Reference Stock will not be less than the Floor Rate.

The offering period for the Securities is through **October 24, 2011**



HSBC USA Inc.
Annual Income Opportunity Securities with Auto Cap Rate



Linked to a basket of 10 common stocks

This free writing prospectus relates to an offering of Securities linked to the performance of the basket of ten common stocks (each a "Reference Stock"). All references to "Reference Stock(s)" in this free writing prospectus shall refer to "Reference Asset(s)" in the prospectus supplement and the prospectus. The purchaser of a Security will acquire a senior unsecured debt security of HSBC USA Inc. with annual coupons linked to the Reference Stocks as described below.

The offering of Securities will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. The following key terms relate to the offering of Securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Security
Reference Stocks:	The common stocks of the Reference Stock Issuers (each common stock, a "Reference Stock" and together, the "Reference Stocks").

Reference Stock Issuers	Ticker Symbol	Exchange	Initial Price[1]	Reference Stock Issuers	Ticker Symbol	Exchange	Initial Price[1]
Barrick Gold Corporation	ABX	NYSE		General Mills, Inc.	GIS	NYSE	
Altria Group, Inc.	MO	NYSE		Amazon.com, Inc.	AMZN	NASDAQ	
AT&T Inc.	T	NYSE		Mattel, Inc.	MAT	NASDAQ	
Archer-Daniels-Midland Company	ADM	NYSE		Intel Corporation	INTC	NASDAQ	
Amgen Inc.	AMGN	NASDAQ		Halliburton Company	HAL	NYSE	

[1] For each Reference Stock, the Official Closing Price of such Reference Stock on the Pricing Date.

Payment at Maturity:	For each Security, the Principal Amount plus the Coupon due on the Maturity Date.
Auto Cap Rate:	Between 10.00% and 13.00% (to be determined on the Trade Date) per Reference Stock, which will, in effect, make the maximum Coupon Rate for the Securities between 10.00% and 13.00%.
Floor Rate:	-30.00% per Reference Stock.
Minimum Coupon Rate:	1.00%
Coupon:	With respect to each Coupon Payment Date, for each $1,000 Principal Amount of Securities, the Coupon will equal: $1,000 × the Coupon Rate applicable to such Coupon Payment Date.
Coupon Rate:	For any Coupon Payment Date, the greater of (a) the arithmetic average of the Stock Performances of all the Reference Stocks, calculated on the relevant Coupon Valuation Date and will not be greater than the Auto Cap Rate, and (b) the Minimum Coupon Rate.
Stock Performance:	For each Reference Stock on each Coupon Valuation Date: If the Reference Stock Return is greater than or equal to zero, an amount equal to the Auto Cap Rate; If the Reference Stock Return is less than zero, an amount equal to the greater of: a) the Reference Stock Return; and b) the Floor Rate.
Reference Stock Return:	For each Reference Stock, on any Coupon Valuation Date: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

	Coupon Valuation Date*	Coupon Payment Date**
Coupon Valuation Dates and Coupon Payment Dates:	October 24, 2012	October 29, 2012
	October 23, 2013	October 28, 2013
	October 22, 2014	October 27, 2014
	October 22, 2015	October 27, 2015
	October 24, 2016	October 27, 2016
	October 24, 2017	October 27, 2017
	October 24, 2018	October 29, 2018 (the expected Maturity Date)

* Subject to the adjustment as described under "Market Disruption Events" herein.

**Expected. 3 business days after the relevant Coupon Valuation Date.

Initial Price: The Official Closing Price (as defined below) of the Reference Stock as determined by the calculation agent on the Pricing Date.

Final Price: With respect to each Reference Stock, the Official Closing Price of the respective Reference Stock on the relevant Coupon Valuation Date, adjusted as described under "Adjustments" below by the calculation agent.

Official Closing Price: With respect to each Reference Stock, the Official Closing Price on any scheduled trading day during the term of the Securities will be the relevant official price of one share of such Reference Stock on the relevant exchange for such Reference Stock as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the Reference Stock is not listed or traded as described above for any reason other than a Market Disruption Event (as defined below), then the Official Closing Price for the Reference Stock on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for one share of the Reference Stock obtained from as many dealers in the Reference Stock selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

Trade Date: October 24, 2011

Pricing Date: October 24, 2011

Original Issue Date: October 27, 2011

Maturity Date: October 29, 2018, which is 3 business days after the final Coupon Valuation Date. The Maturity Date is subject to adjustment as described under "Market Disruption Events" herein.

CUSIP: 4042K1PX5 /

Form of Securities: Book-Entry

Listing: The Securities will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This free writing prospectus relates to one security offering linked to the Reference Stocks identified on FWP-3. The purchaser of a Security will acquire a senior unsecured debt security of HSBC USA Inc. linked to ten Reference Stocks. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of Securities relates to the Reference Stocks identified on FWP-3, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stocks or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus and page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Securities. You may revoke your offer to purchase the Securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. In the event of any material changes to the terms of the Securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Security you hold, we will pay you your Principal Amount plus the Coupon due on the Maturity Date.

Coupons

On each Coupon Payment Date, we will pay you the relevant Coupon. The Coupon is equal to the Principal Amount multiplied by the relevant Coupon Rate. The Coupon Rate will be based on the arithmetic average of the Stock Performances of all the Reference Stocks calculated on the relevant Coupon Valuation Date, but will not be less than the Minimum Coupon Rate. The Stock Performance for each Reference Stock will not be greater than the Auto Cap Rate or less than the Floor Rate. If, for a Coupon Valuation Date, the arithmetic average of the Stock Performance of all the Reference Stocks is equal to or less than the Minimum Coupon Rate, the Coupon Rate for such Coupon Valuation Date will equal the Minimum Coupon Rate. The Coupon Rate will not be less than the Minimum Coupon Rate or greater than the Auto Cap Rate. If any Coupon Payment Date falls on a day that is not a business day, such Coupon Payment Date will be postponed to the immediately succeeding business day. In the case of the final Coupon Payment Date that is also the Maturity Date, in the event the Maturity Date is postponed as described in "Market Disruption Events" herein, such final Coupon Payment Date will also be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Securities as a result of any the foregoing postponements. For information regarding the record dates applicable to the Securities, please see the section entitled "Recipients of Interest Payments" on page S-18 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, National Association will act as paying agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, National Association.

INVESTOR SUITABILITY

The Securities may be suitable for you if:

- You seek an investment that provides a full repayment of principal, subject to the credit risk of HSBC, if held to maturity, and an annual Coupon based on the average performance of the Reference Stocks that will not be less than the Minimum Coupon Rate or greater than the Auto Cap Rate.

- You believe the Coupon Rate on the Coupon Valuation Dates will be an amount sufficient to provide you with a satisfactory return on your investment.

- You are comfortable receiving only the Principal Amount of your Securities at maturity plus the applicable Coupon that will not be less than the Minimum Coupon Rate or greater than the Auto Cap Rate.

- You are willing to invest in the Securities based on the Auto Cap Rate of between 10.00% and 13.00% (to be determined on the Trade Date), which will limit your Coupon on any Coupon Payment Date.

- You are willing to forego dividends or other distributions paid to holders of the Reference Stocks.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the Securities to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Securities.

The Securities may not be suitable for you if:

- You seek an investment where the Coupon is based on the actual performance of the Reference Stocks and is not limited to an Auto Cap Rate.

- You believe the average of the prices of the Reference Stocks will generally decrease or remain constant over the term of the Securities.

- You are unwilling to receive only the Principal Amount of your Securities plus a Coupon of not less than the Minimum Coupon Rate or greater than the Auto Cap Rate at maturity.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on any of the Reference Stocks.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the Securities to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the Securities is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the Securities described in the following sections:

- "— Risks Relating to All Note Issuances" in the prospectus supplement; and

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The amount of the annual Coupon is uncertain but will not be less than the Minimum Coupon Rate.

The amount of the annual Coupon you receive is not fixed and will depend on the performances of the Reference Stocks. If the arithmetic average of the Stock Performances of all the Reference Stocks is equal to or less than the Minimum Coupon Rate on a Coupon Valuation Date, you will receive a Coupon equal to the Minimum Coupon Rate on the related Coupon Payment Date.

You will not directly participate in any appreciation in the value of Reference Stocks and your Coupon is capped.

You will not directly participate in any appreciation in the value of the Reference Stocks. Instead you will receive annual Coupons based upon the formulas described under the captions "Coupon" and "Coupon Rate" on FWP-3. The Coupons payable to you will be based upon whether the Reference Stocks appreciate or depreciate and, if the Reference Stocks depreciate, the amount of such depreciation. Regardless of the extent to which the prices of the Reference Stocks appreciate, the Coupon Rates will not exceed the Auto Cap Rate. Therefore, you may earn significantly less by investing in the Securities than you would have earned by investing directly in the Reference Stocks relevant to your Securities.

Changes in the prices of the Reference Stocks may offset each other.

Movements in the prices of the Reference Stocks may not correlate with each other. At a time when the price of one of the Reference Stocks increases, the prices of the other Reference Stocks may not increase as much or may even decline. Therefore, in calculating the Stock Performance and therefore the Coupon Rate, increases in the price of one or more of the Reference Stocks may be moderated, or more than offset, by lesser increases or declines in the price of the other Reference Stocks. Additionally, because the Auto Cap Rate of between 10.00% and 13.00% (to be determined on the Trade Date) limits positive Reference Stock Returns more than the Return Floor of -30.00% limits negative Reference Stock Returns, extreme increases in the prices of one or more Reference Stocks will not fully offset equally extreme declines in the prices of one or more Reference Stocks. For example, since the Minimum Coupon Rate is 1.00% and assuming an Auto Cap Rate of 10.00%, if the sum of three or more Reference Stock Returns is less than or equal to –69.00% on a Coupon Valuation Date, your Coupon would be the Minimum Coupon Rate no matter how positive the performance of the other Reference Stocks. See "Illustrative Examples" below.

The Securities are subject to the credit risk of HSBC USA Inc.

The Securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Securities.

There is limited anti-dilution protection.

For certain events affecting shares of a Reference Stock, such as stock splits or extraordinary dividends the calculation agent may make adjustments to the relevant Final Price on a Coupon Valuation Date which may affect your Coupons. However, the calculation agent is not required to make an adjustment for every corporate action which affects the shares of the relevant Reference Stock. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the relevant Reference Stock, the market price of the Securities and the Coupons may be materially and adversely affected.

In some circumstances, the payment you receive on the Securities may be based on the common stock of another company and not the Reference Stock.

Following certain corporate events relating to the respective Reference Stock Issuer where such issuer is not the surviving entity, your Coupon may be based on the common stock of a successor to the respective Reference Stock Issuer. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Securities. For more information, see "Merger Event and Tender Offer" beginning on page FWP-21.

Certain built-in costs are likely to adversely affect the value of the Securities prior to maturity.

While the payment at maturity described in this free writing prospectus is based on the full Principal Amount of your Securities, the original issue price of the Securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the Securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

The Securities lack liquidity.

The Securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Securities.

As a holder of the Securities, you will not have any ownership interest or rights in the Reference Stocks.

As a holder of the Securities, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights, dividend payments or other distributions. In addition, the Reference Stock Issuer will not have any obligation to consider your interests as a holder of the Securities in taking any corporate action that might affect the value of the Reference Stocks and the Securities.

We are not affiliated with any of the Reference Stock Issuers.

We are not affiliated with any of the Reference Stock Issuers. We assume no responsibility for, and make no representation regarding, the adequacy or completeness of the information about the Reference Stocks contained in this free writing prospectus. You should make your own investigation into the relevant Reference Stock and its Reference Stock Issuer. We are not responsible for the Reference Stock Issuers' public disclosure of information, whether contained in SEC filings or otherwise.

Risks associated with non-U.S. companies.

An investment in securities linked to the value of non-U.S. companies, such as Barrick Gold Corporation, involves risks associated with the home country of such non-U.S. company. The prices of such non-U.S. company's common stock may be affected by political, economic, financial and social factors in the home country of such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities. We will not have any obligation to consider your interests as a holder of the Securities in taking any action that might affect the value of your Securities.

The Securities are not insured by any governmental agency of the United States or any other jurisdiction.

The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Securities.

Tax treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

DESCRIPTION OF THE REFERENCE STOCKS

BARRICK GOLD CORPORATION (ABX)

Description of Barrick Gold Corporation

Barrick Gold Corporation has stated in its filings with the SEC that it is a Canadian company engaged in the production and sale of gold, as well as related activities such as exploration and mine development. It also produces copper and holds other interests, including a nickel development project located in Africa, a copper-gold project in Pakistan and oil and gas properties located in Canada. Information filed by ABX with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-09059 or its CIK Code: 0000756894.

Historical Performance of Barrick Gold Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 3, 2006 through September 27, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$34.47	$27.61	$30.72	September 30, 2009	$41.98	$30.67	$37.90
December 29, 2006	$31.63	$27.64	$30.70	December 31, 2009	$48.02	$34.50	$39.38
March 30, 2007	$32.56	$26.94	$28.55	March 31, 2010	$42.63	$33.65	$38.34
June 29, 2007	$31.48	$27.71	$29.07	June 30, 2010	$47.25	$38.15	$45.41
September 28, 2007	$41.13	$28.94	$40.28	September 30, 2010	$47.55	$39.68	$46.29
December 31, 2007	$47.71	$37.05	$42.05	December 31, 2010	$55.65	$44.87	$53.18
March 31, 2008	$54.74	$41.54	$43.45	March 31, 2011	$54.26	$45.60	$51.91
June 30, 2008	$46.20	$37.00	$45.50	June 30, 2011	$55.74	$42.50	$45.29
September 30, 2008	$52.47	$26.03	$36.74	September 27, 2011*	$55.94	$44.25	$47.64
December 31, 2008	$39.23	$17.95	$36.77				
March 31, 2009	$40.90	$25.54	$32.42				
June 30, 2009	$38.96	$27.09	$33.55				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the daily performance of ABX's common stock from September 27, 2006 through September 27, 2011 based on information from Bloomberg Professional® service. The market price of the Reference Stock on September 27, 2011 was $47.64. ***Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.***



ALTRIA GROUP, INC. (MO)

Description of Altria Group, Inc.

Altria Group, Inc. has stated in its filings with the SEC that is a holding company and manufactures and sells cigarettes and other tobacco products, including cigars and pipe tobacco, through subsidiaries. Information filed by MO with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-08940 or its CIK Code: 0000764180.

Historical Performance of Altria Group, Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 3, 2006 through September 27, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$19.67	$16.91	$17.72	September 30, 2009	$18.70	$16.10	$17.81
December 29, 2006	$20.01	$17.46	$19.86	December 31, 2009	$20.47	$17.28	$19.63
March 30, 2007	$20.95	$18.79	$20.32	March 31, 2010	$20.85	$19.15	$20.52
June 29, 2007	$22.27	$20.64	$21.63	June 30, 2010	$21.91	$19.20	$20.04
September 28, 2007	$22.27	$19.47	$21.44	September 30, 2010	$24.38	$19.89	$24.02
December 31, 2007	$24.21	$21.31	$23.31	December 31, 2010	$26.21	$23.66	$24.62
March 31, 2008	$24.55	$20.97	$22.20	March 31, 2011	$26.27	$23.35	$26.03
June 30, 2008	$23.02	$19.95	$20.56	June 30, 2011	$28.13	$25.81	$26.41
September 30, 2008	$21.86	$19.26	$19.84	September 27, 2011*	$27.40	$23.20	$26.42
December 31, 2008	$20.91	$14.34	$15.06				
March 31, 2009	$17.63	$14.50	$16.02				
June 30, 2009	$17.62	$15.90	$16.39				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the daily performance of MO's common stock from September 27, 2006 through September 27, 2011 based on information from Bloomberg Professional® service. The market price of the Reference Stock on September 27, 2011 was $26.42. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



AT&T INC. (T)

Description of AT&T Inc.

AT&T Inc. has stated in its filings with the SEC that it is a provider of telecommunications services, offering services and products that include wireless communications, local exchange services, long-distance services, data/broadband and Internet services, video services, telecommunications equipment, managed networking, wholesale services and directory advertising and publishing. Information filed by T with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-08610 or its CIK Code: 0000732717.

Historical Performance of AT&T Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 3, 2006 through September 27, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$33.76	$26.36	$32.56	September 30, 2009	$27.68	$23.19	$27.01
December 29, 2006	$36.21	$31.57	$35.75	December 31, 2009	$28.61	$25.00	$28.03
March 30, 2007	$39.86	$33.21	$39.43	March 31, 2010	$28.67	$24.61	$25.84
June 29, 2007	$41.54	$38.38	$41.50	June 30, 2010	$26.75	$23.78	$24.19
September 28, 2007	$42.97	$36.53	$42.31	September 30, 2010	$29.15	$23.89	$28.60
December 31, 2007	$42.79	$36.25	$41.56	December 31, 2010	$29.55	$27.50	$29.38
March 31, 2008	$41.94	$32.95	$38.30	March 31, 2011	$30.96	$27.20	$30.60
June 30, 2008	$40.70	$32.64	$33.69	June 30, 2011	$31.93	$29.91	$31.41
September 30, 2008	$33.58	$27.51	$27.92	September 27, 2011*	$31.77	$27.29	$28.67
December 31, 2008	$30.65	$20.90	$28.50				
March 31, 2009	$29.46	$21.62	$25.20				
June 30, 2009	$27.09	$23.38	$24.84				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the daily performance of T's common stock from September 27, 2006 through September 27, 2011 based on information from Bloomberg Professional® service. The market price of the Reference Stock on September 27, 2011 was $28.67. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



ARCHER-DANIELS-MIDLAND COMPANY (ADM)

Description of Archer-Daniels-Midland Company

Archer-Daniels-Midland Company has stated in its filings with the SEC that it processes oilseeds, corn, wheat, cocoa, and other feedstuffs and manufactures vegetable oil and protein meal, corn sweeteners, flour, biodiesel, ethanol, and other food and feed ingredients. It also has a grain elevator and transportation network to procure, store, clean, and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats, and barley. Information filed by ADM with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-00044 or its CIK Code: 0000007084.

Historical Performance of Archer-Daniels-Midland Company

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 3, 2006 through September 27, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$45.04	$36.50	$37.88	September 30, 2009	$32.13	$26.00	$29.22
December 29, 2006	$40.00	$31.20	$31.96	December 31, 2009	$33.00	$27.88	$31.31
March 30, 2007	$37.83	$30.46	$36.70	March 31, 2010	$31.89	$28.07	$28.90
June 29, 2007	$39.65	$32.06	$33.09	June 30, 2010	$29.19	$24.23	$25.82
September 28, 2007	$37.02	$31.29	$33.08	September 30, 2010	$33.54	$25.02	$31.92
December 31, 2007	$47.33	$32.43	$46.43	December 31, 2010	$34.02	$28.53	$30.08
March 31, 2008	$47.18	$38.25	$41.16	March 31, 2011	$38.02	$30.14	$36.01
June 30, 2008	$48.95	$31.65	$33.75	June 30, 2011	$37.25	$28.98	$30.15
September 30, 2008	$33.75	$19.70	$21.91	September 27, 2011*	$32.41	$24.43	$25.77
December 31, 2008	$29.08	$13.53	$28.83				
March 31, 2009	$29.49	$24.09	$27.78				
June 30, 2009	$29.40	$23.13	$26.77				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the daily performance of ADM's common stock from September 27, 2006 through September 27, 2011 based on information from Bloomberg Professional® service. The market price of the Reference Stock on September 27, 2011 was $25.77. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



AMGEN INC. (AMGN)

Description of Amgen Inc.

Amgen Inc. has stated in its filings with the SEC that it is an independent biotechnology medicines company. It discovers, develops, manufactures and markets medicines for grievous illnesses. It focuses solely on human therapeutics and concentrates on innovating novel medicines based on advances in cellular and molecular biology. Information filed by AMGN with the SEC under the Exchange Act can be located by reference to its SEC file number: 0-12477 or its CIK Code: 0000318154.

Historical Performance of Amgen Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 3, 2006 through September 27, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$72.57	$63.52	$71.53	September 30, 2009	$64.50	$50.65	$60.23
December 29, 2006	$77.00	$67.88	$68.31	December 31, 2009	$61.85	$51.72	$56.57
March 30, 2007	$76.95	$55.13	$55.88	March 31, 2010	$60.39	$54.66	$59.76
June 29, 2007	$66.06	$52.37	$55.29	June 30, 2010	$61.26	$50.34	$52.60
September 28, 2007	$57.74	$48.31	$56.57	September 30, 2010	$56.84	$50.26	$55.11
December 31, 2007	$59.00	$46.21	$46.44	December 31, 2010	$58.74	$52.19	$54.90
March 31, 2008	$48.91	$39.16	$41.78	March 31, 2011	$58.19	$50.61	$53.45
June 30, 2008	$47.41	$41.25	$47.16	June 30, 2011	$61.53	$52.76	$58.35
September 30, 2008	$66.51	$46.86	$59.27	September 27, 2011*	$58.44	$47.75	$56.52
December 31, 2008	$62.45	$45.00	$57.75				
March 31, 2009	$60.14	$45.74	$49.52				
June 30, 2009	$53.84	$44.97	$52.94				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the daily performance of AMGN's common stock from September 27, 2006 through September 27, 2011 based on information from Bloomberg Professional® service. The market price of the Reference Stock on September 27, 2011 was $56.52. **Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.**



GENERAL MILLS, INC. (GIS)

Description of General Mills, Inc.

General Mills, Inc. has stated in its filings with the SEC that it is a global manufacturer and marketer of branded consumer foods sold through retail stores. Information filed by GIS with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-01185 or its CIK Code: 0000040704.

Historical Performance of General Mills, Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 3, 2006 through September 27, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$28.50	$25.39	$28.30	September 30, 2009	$32.30	$28.54	$32.19
December 29, 2006	$29.61	$27.35	$28.80	December 31, 2009	$36.04	$31.60	$35.41
March 30, 2007	$29.45	$27.29	$29.11	March 31, 2010	$36.98	$34.04	$35.40
June 29, 2007	$30.76	$28.76	$29.21	June 30, 2010	$38.98	$34.27	$35.52
September 28, 2007	$29.84	$27.09	$29.01	September 30, 2010	$37.36	$33.11	$36.54
December 31, 2007	$30.70	$27.76	$28.50	December 31, 2010	$37.70	$34.89	$35.59
March 31, 2008	$30.21	$25.72	$29.94	March 31, 2011	$37.48	$34.54	$36.55
June 30, 2008	$31.95	$29.45	$30.39	June 30, 2011	$40.00	$35.89	$37.22
September 30, 2008	$35.67	$30.09	$34.36	September 27, 2011*	$39.80	$34.64	$39.45
December 31, 2008	$35.50	$28.00	$30.38				
March 31, 2009	$30.85	$23.19	$24.94				
June 30, 2009	$28.16	$24.26	$28.01				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the daily performance of GIS's common stock from September 27, 2006 through September 27, 2011 based on information from Bloomberg Professional® service. The market price of the Reference Stock on September 27, 2011 was $39.45. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



AMAZON.COM, INC. (AMZN)

Description of Amazon.com, Inc.

Amazon.com, Inc. has stated in its filings with the SEC that it operates retail web sites, sourcing and selling a range of products to its three primary customer sets: consumers, sellers and developers. It offers Amazon Marketplace and Merchants programs, which enable third parties to sell their products on its web sites, and generates revenue through co-branded credit card agreements and other marketing and promotional services, such as online advertising. Information filed by AMZN with the SEC under the Exchange Act can be located by reference to its SEC file number: 0-22513 or its CIK Code: 0001018724.

Historical Performance of Amazon.com, Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 3, 2006 through September 27, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$38.62	$25.76	$32.12	September 30, 2009	$94.50	$75.41	$93.36
December 29, 2006	$43.25	$30.59	$39.46	December 31, 2009	$145.91	$88.27	$134.52
March 30, 2007	$42.00	$36.30	$39.79	March 31, 2010	$138.19	$113.83	$135.73
June 29, 2007	$74.72	$39.55	$68.41	June 30, 2010	$151.09	$106.01	$109.26
September 28, 2007	$94.25	$68.02	$93.15	September 30, 2010	$161.75	$105.80	$157.06
December 31, 2007	$101.04	$76.50	$92.64	December 31, 2010	$185.65	$151.42	$180.00
March 31, 2008	$97.43	$61.20	$71.30	March 31, 2011	$191.60	$160.59	$180.13
June 30, 2008	$84.88	$70.65	$73.33	June 30, 2011	$206.39	$175.39	$204.49
September 30, 2008	$91.75	$61.33	$72.76	September 27, 2011*	$243.99	$177.12	$224.21
December 31, 2008	$71.95	$34.68	$51.28				
March 31, 2009	$75.61	$47.64	$73.44				
June 30, 2009	$88.56	$71.71	$83.66				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the daily performance of AMZN's common stock from September 27, 2006 through September 27, 2011 based on information from Bloomberg Professional® service. The market price of the Reference Stock on September 27, 2011 was $224.21. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



MATTEL, INC. (MAT)

Description of Mattel, Inc.

Mattel, Inc. has stated in its filings with the SEC that it designs, manufactures and markets a variety of toy products through sales to its customers and directly to consumers. Information filed by MAT with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-05647 or its CIK Code: 0000063276.

Historical Performance of Mattel, Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from June 3, 2006 through September 27, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$19.85	$15.81	$19.70	September 30, 2009	$19.18	$15.05	$17.96
December 29, 2006	$23.98	$19.32	$22.66	December 31, 2009	$21.05	$17.72	$19.98
March 30, 2007	$29.00	$22.62	$27.57	March 31, 2010	$23.47	$19.08	$22.74
June 29, 2007	$29.71	$24.90	$25.29	June 30, 2010	$24.60	$20.14	$21.16
September 28, 2007	$27.79	$20.97	$23.46	September 30, 2010	$23.83	$20.58	$23.46
December 31, 2007	$24.36	$18.83	$19.04	December 31, 2010	$26.69	$22.01	$25.43
March 31, 2008	$21.94	$16.42	$19.90	March 31, 2011	$25.93	$23.41	$24.93
June 30, 2008	$21.99	$17.09	$17.12	June 30, 2011	$27.71	$25.02	$27.49
September 30, 2008	$21.95	$16.67	$18.04	September 27, 2011*	$28.49	$22.70	$26.75
December 31, 2008	$18.40	$10.90	$16.00				
March 31, 2009	$16.85	$10.36	$11.53				
June 30, 2009	$16.75	$11.27	$16.05				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the daily performance of MAT's common stock from September 27, 2006 through September 27, 2011 based on information from Bloomberg Professional® service. The market price of the Reference Stock on September 27, 2011 was $26.75. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



INTEL CORPORATION (INTC)

Description of Intel Corporation

Intel Corporation has stated in its filings with the SEC that it is a semiconductor chip maker that develops advanced integrated digital technology products, primarily integrated circuits, for industries such as computing and communications. Information filed by INTC with the SEC under the Exchange Act can be located by reference to its SEC file number: 0-06217 or its CIK Code: 0000050863.

Historical Performance of Intel Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 3, 2006 through September 27, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$20.95	$16.93	$20.57	September 30, 2009	$20.65	$15.78	$19.57
December 29, 2006	$22.41	$20.04	$20.25	December 31, 2009	$21.26	$18.31	$20.40
March 30, 2007	$22.30	$18.75	$19.13	March 31, 2010	$22.74	$18.96	$22.26
June 29, 2007	$24.45	$19.03	$23.76	June 30, 2010	$24.28	$19.40	$19.45
September 28, 2007	$26.52	$22.09	$25.86	September 30, 2010	$22.25	$17.60	$19.23
December 31, 2007	$27.99	$24.32	$26.66	December 31, 2010	$22.07	$18.78	$21.03
March 31, 2008	$26.34	$18.05	$21.18	March 31, 2011	$22.20	$19.72	$20.17
June 30, 2008	$25.29	$20.50	$21.48	June 30, 2011	$23.96	$19.36	$22.16
September 30, 2008	$24.75	$17.27	$18.73	September 27, 2011*	$23.39	$19.16	$22.54
December 31, 2008	$18.69	$12.07	$14.66				
March 31, 2009	$15.83	$12.05	$15.05				
June 30, 2009	$16.74	$14.62	$16.55				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the daily performance of INTC's common stock from September 27, 2006 through September 27, 2011 based on information from Bloomberg Professional® service. The market price of the Reference Stock on September 27, 2011 was $22.54. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



HALLIBURTON COMPANY (HAL)

Description of Halliburton Company

Halliburton Company has stated in its filings with the SEC that it produces services and products related to exploration, development, and production of oil and natural gas. It provides cementing, stimulation, intervention, pressure control, and completion services as well as field and reservoir modeling, drilling, evaluation, and precise well-bore placement solutions. Information filed by HAL with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-03492 or its CIK Code: 0000045012.

Historical Performance of Halliburton Company

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from July 3, 2006 through September 27, 2011. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
September 29, 2006	$37.93	$27.36	$28.45	September 30, 2009	$28.58	$18.11	$27.12
December 29, 2006	$34.30	$26.33	$31.05	December 31, 2009	$32.00	$25.50	$30.09
March 30, 2007	$32.72	$28.12	$31.74	March 31, 2010	$34.87	$27.71	$30.13
June 29, 2007	$37.18	$30.99	$34.50	June 30, 2010	$35.22	$21.10	$24.55
September 28, 2007	$39.17	$30.81	$38.40	September 30, 2010	$33.84	$24.27	$33.07
December 31, 2007	$41.93	$34.43	$37.91	December 31, 2010	$41.72	$28.86	$40.83
March 31, 2008	$39.98	$30.01	$39.33	March 31, 2011	$50.47	$37.69	$49.84
June 30, 2008	$53.97	$38.56	$53.07	June 30, 2011	$51.39	$44.47	$51.00
September 30, 2008	$55.38	$29.00	$32.39	September 27, 2011*	$57.77	$31.09	$34.46
December 31, 2008	$31.97	$12.80	$18.18				
March 31, 2009	$21.47	$14.68	$15.47				
June 30, 2009	$24.76	$14.82	$20.70				

* As of the date of this free writing prospectus available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 27, 2011. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the daily performance of HAL's common stock from September 27, 2006 through September 27, 2011 based on information from Bloomberg Professional® service. The market price of the Reference Stock on September 27, 2011 was $34.46. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and is hypothetical. These examples is representative of only one possible scenario concerning increases or decreases in the prices of the Reference Stocks relative to their Initial Prices and how those increases and decreases affect the Coupons payable on the Securities. There are an unlimited number of scenarios concerning the increases and decreases in the prices of the Reference Stocks relative to their Initial Prices and each scenario will affect the Coupons payable on the Securities differently. We cannot predict the Official Closing Prices of the Reference Stocks on the Coupon Valuation Dates. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and you should not take these examples as an indication or assurance of the expected performance of the Reference Stocks or return on the Securities. With respect to the Securities, the total payment you receive over the term of the Securities may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.

The examples below illustrate the Coupon Payments on a $1,000 investment in Securities for a hypothetical range of performance for the Reference Stocks. The following results are based solely on the assumptions outlined below. The potential returns described here show potential valuations for different Coupon Valuation Dates during the term of the Securities. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing below have been rounded for ease of analysis. The following examples reflect the Floor Rate of -30.00% and the Minimum Coupon Rate of 1.00% and assume an Auto Cap Rate of 10.00%. The actual Auto Cap Rate will be determined on the Trade Date and will not be less than 10.00% or greater than 13.00%.

Example 1: Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
ABX	12.00%	10.00%
MO	2.50%	10.00%
T	-5.00%	-5.00%
ADM	-11.00%	-11.00%
AMGN	3.50%	10.00%
GIS	-36.00%	-30.00%
AMZN	-6.75%	-6.75%
MAT	2.50%	10.00%
INTC	-7.50%	-7.50%
HAL	2.00%	10.00%
	Average Stock Performance =	**-1.03%**
	Coupon Rate =	**1.00%**
	Coupon =	**$10.00**

Explanation for Example 1

As illustrated above, the hypothetical Reference Stock Return of 5 of the 10 Reference Stocks (ABX, MO, AMGN, MAT and HAL) is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 10.00%. The Reference Stock Return of 1 of the 10 Reference Stocks (GIS) is lower than the Floor Rate of -30.00%, and therefore, such Reference Stock will have a hypothetical Stock Performance equal to the Floor Rate of -30.00%. The average Stock Performance of -1.03% is less than the Minimum Coupon Rate of 1.00% and therefore, the Coupon Rate is 1.00% and you receive a Coupon of $10.00 on the applicable Coupon Payment Date.

Example 2: Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
ABX	1.00%	10.00%
MO	8.50%	10.00%
T	9.00%	10.00%
ADM	25.00%	10.00%
AMGN	13.00%	10.00%
GIS	9.00%	10.00%
AMZN	7.00%	10.00%
MAT	9.00%	10.00%
INTC	16.00%	10.00%
HAL	4.00%	10.00%
Average Stock Performance =		**10.00%**
Coupon Rate =		**10.00%**
Coupon =		**$100.00**

Explanation for Example 2

As illustrated above, the hypothetical Reference Stock Return of all 10 of the Reference Stocks is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 10.00%. The average Stock Performance equals 10.00% and you receive a Coupon of $100.00 on the applicable Coupon Payment Date.

Example 3: Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return	Hypothetical Stock Performance
ABX	20.00%	10.00%
MO	18.50%	10.00%
T	-70.00%	-30.00%
ADM	65.00%	10.00%
AMGN	10.00%	10.00%
GIS	5.00%	10.00%
AMZN	-0.50%	-0.50%
MAT	9.00%	10.00%
INTC	7.00%	10.00%
HAL	6.75%	10.00%
Average Stock Performance =		**4.95%**
Coupon Rate =		**4.95%**
Coupon =		**$49.50**

Explanation for Example 3

As illustrated above, the hypothetical Reference Stock Return of 8 of the 10 Reference Stocks (ABX, MO, ADM, AMGN, GIS, MAT, INTC, HAL) is greater than or equal to zero, and therefore each such Reference Stock will have a hypothetical Stock Performance equal to the Auto Cap Rate of 10.00%. The Reference Stock Return of 1 of the 10 Reference Stocks (T) is lower than the Floor Rate of -30.00%, and therefore, such Reference Stock will have a hypothetical Stock Performance equal to the Floor Rate of -30.00%. The average Stock Performance is 4.95% and you receive a Coupon of $49.50 on the applicable Coupon Payment Date.

MARKET DISRUPTION EVENTS

If the Coupon Valuation Date is not a scheduled trading day for a Reference Stock, then the Coupon Valuation Date for such Reference Stock will be the next day that is a scheduled trading day for such Reference Stock. If a market disruption event (as defined below) exists for a Reference Stock on the Coupon Valuation Date, then the Coupon Valuation Date for such Reference Stock will be the next scheduled trading day on which a market disruption event does not exist with respect to such Reference Stock. If the market disruption event continues for five consecutive scheduled trading days, then the fifth of such consecutive scheduled trading days will nonetheless be the Coupon Valuation Date for such Reference Stock, and the calculation agent will determine, in its discretion, the relevant Final Price of such Reference Stock on that date in good faith and in its sole discretion using its estimate of the exchange traded price for such Reference Stock that would have prevailed but for that market disruption event. For the avoidance of doubt, if no market disruption event exists with respect to a Reference Stock on the originally scheduled Coupon Valuation Date, the determination of such Reference Stock's Final Price will be made on the originally scheduled Coupon Valuation Date, irrespective of the existence of a market disruption event with respect to one or more of the other Reference Stocks. If the Coupon Valuation Date for any Reference Stock is postponed, then the Coupon Payment Date (which may include the Maturity Date) will also be postponed until the third business day following the latest postponed Coupon Valuation Date and no interest will be payable in respect of such postponement.

"Market disruption event" means for purposes hereof:

With respect to a Reference Stock and any date, the occurrence or existence of any of the following conditions which the calculation agent determines is material: (i) any suspension of or limitation imposed on trading by any relevant exchange or related exchange or otherwise, and whether by reason of movements in price exceeding limits permitted by that relevant exchange or related exchange or otherwise, (a) relating to the Reference Stock or (b) in any futures or options contracts relating to the Reference Stock; or (ii) any event (other than an event described in (iii) below) that disrupts or impairs (as determined by the calculation agent) the ability of market participants in general (a) to effect transactions in, or obtain market values for, the Reference Stock or (b) to effect transactions in, or obtain market values for, any futures or options contracts relating to the Reference Stock; or (iii) the closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time unless that earlier closing time is announced by that relevant exchange or related exchange at least one hour prior to the actual closing time for the regular trading session on that relevant exchange or related exchange on that scheduled trading day; or (iv) the relevant exchange or any related exchange for the Reference Stock fails to open for trading during its regular trading session.

"Relevant exchange" means with respect to a Reference Stock, the primary exchange for that Reference Stock.

"Related exchange" means with respect to a Reference Stock, the exchanges or quotation systems, if any, on which options or futures contracts on that relevant Reference Stock are traded or quoted, and as may be selected from time to time by the calculation agent.

"Scheduled closing time" means, with respect to any exchange and a scheduled trading day, the scheduled weekday closing time of that exchange on that scheduled trading day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means with respect a Reference Stock, any day on which the relevant exchange for that Reference Stock and each related exchange for that Reference Stock are scheduled to be open for trading for that Reference Stock.

The calculation agent will notify the security holders of the existence of a market disruption event on any day that, but for the occurrence or existence of a market disruption event, would have been the Coupon Valuation Date.

MERGER EVENT AND TENDER OFFER

A "Merger Event" shall mean, in respect of a Reference Stock, any (i) reclassification or change of the shares of the Reference Stock that results in a transfer of or an irrevocable commitment to transfer all shares of the Reference Stock outstanding, (ii) consolidation, amalgamation or merger of the Reference Stock Issuer with or into another entity (other than a consolidation, amalgamation or merger of the Reference Stock Issuer with or into another entity and which does not result in any such reclassification or change of all shares of the Reference Stock) or (iii) a takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person to purchase or otherwise obtain 100% of the outstanding shares of the Reference Stock that results in a transfer of or an irrevocable commitment to transfer all shares of the Reference Stock (other than those shares of the Reference Stock owned or controlled by the offeror), or (iv) consolidation, amalgamation, merger or binding share exchange of the Reference Stock Issuer or its subsidiaries with or into another entity in which the Reference Stock Issuer is the continuing entity and which does not result in a reclassification or change of the shares of the Reference Stock outstanding but results in the outstanding shares of the Reference Stock (other than shares of the Reference Stock owned or controlled by that other entity) immediately prior to that event collectively representing less than 50% of the outstanding shares of the Reference Stock immediately following that event, in each case if the approval date (as defined below) is on or before a Coupon Valuation Date.

A "Tender Offer" shall mean, in respect of the voting shares of a Reference Stock Issuer, any takeover offer, tender offer, exchange offer, solicitation, proposal or other event by any entity or person that results in that entity or person purchasing, or otherwise obtaining or having the right to obtain, by conversion or other means, not less than 10% of the outstanding voting shares of the Reference Stock Issuer as determined by the calculation agent, based upon the making of filings with governmental or self-regulatory agencies or such other information as the calculation agent deems relevant.

In the event of a Merger or Tender Offer affecting a Reference Stock or a Reference Stock Issuer, as applicable, the Securities will not be accelerated, but instead will be modified and adjusted by the calculation agent. The calculation agent may in its reasonable discretion, adjust the terms of the Securities to reflect the economic impact of such event on the value of the Securities, though is not required to follow any specific course of action to effect this result.

A Merger or a Tender Offer may affect the Reference Stock in a manner that adversely affects the value of, and trading in, the Securities. Similarly, an adjustment or acceleration resulting from a Merger or a Tender Offer may adversely affect the value of, or the trading in, the Securities.

SHARE DELISTING, NATIONALIZATION, INSOLVENCY

A share delisting ("Delisting") shall be deemed to have occurred if at any time during the period from and including the Original Issue Date to and including the final Coupon Valuation Date the shares of a Reference Stock cease to be listed on the relevant exchange for those shares for any reason and are not immediately re-listed on a successor exchange which is the New York Stock Exchange, the NASDAQ National Market or a successor in interest (a "successor exchange"). If the Reference Stock is immediately re-listed on a successor exchange, then the Reference Stock shall continue to be deemed to be the Reference Stock.

A nationalization ("Nationalization") shall be deemed to have occurred if, at any time during the period from and including the Original Issue Date to and including the final Coupon Valuation Date, all or substantially all of the assets of a Reference Stock Issuer are nationalized, expropriated, or are otherwise required to be transferred to any governmental agency, authority or entity.

An insolvency ("Insolvency") shall be deemed to have occurred if, at any time during the period from and including the Original Issue Date to and including the final Coupon Valuation Date, by reason of voluntary or involuntary liquidation, bankruptcy or insolvency or any analogous proceeding involving a Reference Stock Issuer (i) any shares of the relevant Reference Stock are required to be transferred to a trustee, liquidator or other similar official or (ii) holders of any shares of the relevant Reference Stock become legally prohibited from transferring those shares.

In the event of a Delisting, Nationalization or Insolvency affecting a Reference Stock or a Reference Stock Issuer, as applicable, the Securities will not be accelerated, but instead will be modified and adjusted by the calculation agent. The calculation agent may in its reasonable discretion, adjust the terms of the Securities to reflect the economic impact of such event on the value of the Securities, though is not required to follow any specific course of action to effect this result. Such adjustments to the terms of the Securities will likely result in you not receiving a Coupon in the year of a Delisting, Nationalization or Insolvency and for each remaining Coupon Payment Date.

ADJUSTMENTS

Following the declaration by a Reference Stock Issuer of the terms of any potential adjustment event (as defined below), the calculation agent will determine whether that potential adjustment event has a diluting or concentrative effect on the theoretical value of the Reference Stock and, if so, will make such calculations and adjustments to the terms of the Security as may be necessary in order to account for the economic effect of such event.

For purposes hereof, "potential adjustment event" means the occurrence of any of the following after the Original Issue Date of the Securities:

(i) a subdivision, consolidation or reclassification of the shares of the Reference Stock (unless a merger event), or a free distribution or dividend of any shares of the Reference Stock to existing holders by way of bonus, capitalization or similar issue;

(ii) a distribution or dividend to existing holders of shares of the Reference Stock of (A) the Reference Stock (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Reference Stock Issuer equally or proportionately with such payments to holders of those shares or (C) other types of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the calculation agent;

(iii) an extraordinary dividend;

(iv) a call by the relevant Reference Stock Issuer in respect of shares of the Reference Stock that are not fully paid;

(v) a repurchase by the Reference Stock Issuer of shares of the Reference Stock whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

(vi) any other similar event that may have a diluting or concentrative effect on the theoretical value of the shares of the Reference Stock.

EVENTS OF DEFAULT AND ACCELERATION

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, you will not be entitled to any additional payments, other than your Principal Amount, with respect to the Securities. The accelerated Maturity Date will be the third business day following the date of acceleration, and on the such accelerated Maturity Date you be entitled to receive $1,000 per $1,000 Principal Amount of Securities you hold.

For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Securities from HSBC for distribution to other registered broker dealers or will offer the Securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the Securities at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of up to 5.00%, or $50.00, per $1,000 Principal Amount of Securities. HSBC Securities (USA) Inc. may allow selling concessions on sales of such Notes by other brokers or dealers of up to 5.00%, or $50.00, and pay referral fees to other broker-dealers of up to 1.75%, or $17.50, per $1,000 Principal Amount of Securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2721 shall be to FINRA Rule 5121.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. We intend to treat the Securities as variable rate debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Securities, you agree to treat the Securities as variable rate debt instruments for all U.S. federal income tax purposes and, in the opinion of Sidley Austin LLP, special U.S. tax counsel to us, it is reasonable to treat the Securities as variable rate debt instruments. Assuming the Securities are treated as variable rate debt instruments, Coupons paid on the Securities generally should be taxable to you as ordinary interest income at the time they accrue or are received in accordance with the your regular method of accounting for U.S. federal income tax purposes. You should review the discussion set forth in "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Variable Rate Debt Instruments" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Securities will be capital gain or loss.

We will not attempt to ascertain whether any Reference Stock Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If a Reference Stock Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Stock Issuers and consult your tax advisor regarding the possible consequences to you if a Reference Stock Issuer is or becomes a PFIC or a USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Securities might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

TABLE OF CONTENTS

Free Writing Prospectus

Prospectus Supplement

Prospectus

HSBC USA Inc.

$ Annual Income Opportunity Securities with Auto Cap

September 30, 2011

FREE WRITING PROSPECTUS